File number 76451.1	Direct line 604.647.4149	email closie@boughton.ca

May 20, 2008

BY FAX TO 202-772-9218

Mail Stop 6010

United States Securities and Exchange Commission
100 F Street NE
Washington, D.C., 20549

Attention:	Eric Atallah

Dear Mr. Atallah:

Re:	Salamon Group, Inc. (the “Company”)
Form 10-KSB for the year ended December 31, 2007
File No. 0-50530

We are Canadian legal counsel for the Company. Thank you for your letter dated May 6, 2008. We respond to your comments as follows:

Form 10-KSB for the year ended December 31, 2007

Exhibit 99.1

Report of Independent Registered Accounting Firm, page 1

1.	As requested, we will amend the Form 10-KSB to include the report of the Company’s former auditor.

Exhibit 31.1

2.	As requested, we will file an amendment to the Form 10-KSB to include the entire filing together with the certifications of the current CEO and CFO in the required form.

We are also attaching a letter from the Company acknowledging the matters set out in your May 6, 2008 letter, as requested.

Due to the necessity of retaining the former auditor to complete its audit report, we kindly request a period of 30 days in order to file the amended Form 10-KSB.

Please note that the Company’s new address in Canada is as follows:

Salamon Group, Inc.
Suite 413 – 1028 Alberni Street
Vancouver, British Columbia
Canada V6E 1A3

Please amend your records accordingly.

If you have any questions, please do not hesitate to contact the writer.

Yours truly,

BOUGHTON LAW CORPORATION
by Claudia L. Losie Law Corporation

(signed) “Claudia L. Losie”
   Per:
   Claudia L. Losie

CLL/cb
Enclosure
cc    Salamon Group, Inc., Attn: John Salamon